UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
AMKOR TECHNOLOGY, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
031652100

(CUSIP Number)
James J. Kim
1900 S. Price Road
Chandler, AZ 85286
Telephone: (480) 575-7253

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
Richard D. Rosen, Esq.
Cohen & Grigsby, P.C.
625 Liberty Avenue
Pittsburgh, PA 15222-3152
Telephone: (412) 297-4927
See Item 1

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. James J. Kim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

	7	SOLE VOTING POWER.

NUMBER OF		17,854,624 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		17,854,624 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

17,854,624 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

9.44%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Agnes C. Kim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

	7	SOLE VOTING POWER.

NUMBER OF		23 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		23 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

23 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. John T. Kim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

	7	SOLE VOTING POWER.

NUMBER OF		30,001 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		30,001 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

30,001 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. David D. Kim, as Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

	7	SOLE VOTING POWER.

NUMBER OF		14,457,344 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		12,698,513 shares

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		14,457,344 shares

WITH	10	SHARED DISPOSITIVE POWER.

12,698,513 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

27,155,857 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

14.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. John T. Kim, as Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

	7	SOLE VOTING POWER.

NUMBER OF		14,457,344 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		34,441,078 shares

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		14,457,344 shares

WITH	10	SHARED DISPOSITIVE POWER.

34,441,078 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

48,898,422 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

25.60%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Susan Y. Kim, as Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

	7	SOLE VOTING POWER.

NUMBER OF		6,257,344 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		33,105,965 shares

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		6,257,344 shares

WITH	10	SHARED DISPOSITIVE POWER.

33,105,965 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

39,363,309 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

21.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. David D. Kim Trust of 12/31/87

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER.

NUMBER OF		14,457,344 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		14,457,344 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

14,457,344 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

7.90%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. John T. Kim Trust of 12/31/87

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER.

NUMBER OF		14,457,344 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		14,457,344 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

14,457,344 shares of the common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

7.90%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Susan Y. Kim Trust of 12/31/87

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER.

NUMBER OF		6,257,344 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		6,257,344 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

6,257,344 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

3.42%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER.

NUMBER OF		2,733,334 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		2,733,334 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,733,334 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

1.49%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER.

NUMBER OF		2,733,333 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		2,733,333 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,733,333 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

1.49%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER.

NUMBER OF		2,733,333 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		2,733,333 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,733,333 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

1.49%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER.

NUMBER OF		1,345,113 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		1,345,113 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,345,113 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER.

NUMBER OF		1,345,113 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		1,345,113 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,345,113 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER.

NUMBER OF		1,345,113 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		1,345,113 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,345,113 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER.

NUMBER OF		1,345,113 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		1,345,113 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,345,113 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of James J. Kim for Jason Lee Kim dated 11/17/03

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER.

NUMBER OF		1,345,113 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		1,345,113 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,345,113 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER.

NUMBER OF		1,335,113 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		1,335,113 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,335,113 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER.

NUMBER OF		1,363,400 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		1,363,400 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,363,400 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER.

NUMBER OF		1,363,400 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		1,363,400 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,363,400 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER.

NUMBER OF		1,363,400 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		1,363,400 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,363,400 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER.

NUMBER OF		2,726,800 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		2,726,800 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,726,800 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

1.50%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER.

NUMBER OF		1,363,400 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		1,363,400 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,363,400 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. James J. Kim 2008 Qualified Annuity Trust dated 11/14/08

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER.

NUMBER OF		10,000,000 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		10,000,000 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

10,000,000 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

5.46%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. The James and Agnes Kim Foundation, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Pennsylvania Non-Profit Corporation

	7	SOLE VOTING POWER.

NUMBER OF		150,000 shares

SHARES	8	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		150,000 shares

WITH	10	SHARED DISPOSITIVE POWER.

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

150,000 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

CO

Schedule 13D/A
ITEM 1. SECURITY AND ISSUER.
     This Amendment No. 2 (the “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2005, as amended by Amendment No. 1 filed with the Commission on April 4, 2008, by the reporting persons who then constituted the Group and relates to the common stock, $0.001 par value per share (the “Common Stock”), of Amkor Technology, Inc., a Delaware corporation (“Amkor” or the “Issuer”). The principal executive offices of Amkor are located at 1900 South Price Road, Chandler, Arizona 85248.
     This Amendment is being filed voluntarily to report: (i) the formation and addition of the James J. Kim 2008 Qualified Annuity Trust (“Trust”) and The James and Agnes Kim Foundation, Inc. (the “Foundation”) as members of the filing group; (ii) the gift of 10,000,000 shares of Common Stock by James J. Kim to the Trust on November 14, 2008; and (iii) the sale of 150,000 shares of Common Stock by James J. Kim to the Foundation on December 31, 2008. There is no change in the aggregate beneficial ownership of the shares of Common Stock owned by members of the filing group as a result of the transactions other than the transfer of beneficial ownership of 10,000,000 shares of Common Stock from James J. Kim to the Trust and of 150,000 shares of Common Stock from James J. Kim to the Foundation.
ITEM 2. IDENTITY AND BACKGROUND.
     (a) This Amendment is being filed by the Group and separately by each of the following persons comprising the Group:
i.	James J. Kim

ii.	Agnes C. Kim

iii.	John T. Kim

iv.	David D. Kim, as Trustee

v.	John T. Kim, as Trustee

vi.	Susan Y. Kim, as Trustee

vii.	David D. Kim Trust of 12/31/87

viii.	John T. Kim Trust of 12/31/87

ix.	Susan Y. Kim Trust of 12/31/87

x.	Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

xi.	Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

xii.	Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

xiii.	Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

xiv.	Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

xv.	Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

xvi.	Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

Schedule 13D/A
xvii.	Irrevocable Deed of Trust of James J. Kim for Jason Lee Kim dated 11/17/03

xviii.	Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

xix.	James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

xx.	James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

xxi.	James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

xxii.	James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

xxiii.	James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

xxiv.	James J. Kim 2008 Qualified Annuity Trust dated 11/14/08

xxv.	The James and Agnes Kim Foundation, Inc.
     (b) The principal business address for the natural persons listed above, who are all members of the Kim family (the “Kim Family”), and for the trusts for the members of the Kim Family listed above and their descendants (the “Kim Trusts”) is 1900 South Price Road, Chandler, AZ 85286. The Foundation’s address is 1345 Enterprise Drive, West Chester, Pennsylvania.
     (c) Attached as Schedule I hereto and incorporated herein by reference is a list containing (a) the present principal occupation or employment and (b) the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each member of the Kim Family. The principal business of the Kim Trusts is purchasing, holding, and selling securities and other assets for investment purposes. The principal business of the Foundation is to receive contributions from donors which are invested and a portion of the investments is distributed to charitable organizations.
     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) For each Reporting Person, the response to Row 6 on the cover page, indicating the citizenship or place of organization of such person, is incorporated herein by reference.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The transfer of 10,000,000 shares of Common Stock by James J. Kim to the Trust was a gift. The purchase of 150,000 shares by the Foundation from James J. Kim was paid for through available working capital.
ITEM 4. PURPOSE OF TRANSACTION.
     The Trust will hold the shares of Common Stock received from James J. Kim for investment purposes for the benefit of its respective beneficiaries. The Foundation will hold the shares of Common Stock for investment purposes only.
     The Reporting Persons intend to review on a continuing basis their investment in the Issuer. The Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon the price and availability

Schedule 13D/A
of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.
     Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in the preceding paragraph of this Item 4 of this Schedule 13D/A (although they reserve the right to develop such plans).
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) The response to Row 11 in each Reporting Person’s cover page, indicating the aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person, is incorporated herein by reference. The ownership percentages were calculated based on 183,035,405 outstanding shares of Common Stock, as reported in filings with the Securities and Exchange Commission as of January 31, 2009. Each Reporting Person states that the filing of this Schedule 13D shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of the shares of Common Stock reported as beneficially owned by the other Reporting Persons in this Schedule 13D. The total number of shares which are beneficially owned by the members of the Group as a group is 87,647,758, or 47.89% of the outstanding shares of common stock. The number of shares beneficially owned by the Group includes 747,501 shares which may be acquired pursuant to options that are exercisable within 60 days and 13,351,132 shares that are issuable upon the conversion of notes that are convertible at any time prior to their December 1, 2013 maturity date.
     (b) For each Reporting Person, the response to Row 7 on the cover page, indicating the number of shares as to which such person has the sole power to vote or to direct the vote is incorporated herein by reference.
     For each Reporting Person, the response to Row 8 on the cover page, indicating the aggregate number of shares as to which such person has shared power to vote or to direct the vote, is incorporated herein by reference.
     For each Reporting Person, the response to Row 9 on the cover page, indicating the number of shares as to which such person has the sole power to dispose or to direct the disposition is incorporated herein by reference.
     For each Reporting Person, the response to Row 10 on the cover page, indicating the number of shares as to which such person has the shared power to vote or to direct the vote is incorporated herein by reference.
     (c) See Items and 3 and 4 above.
     (d) Not applicable.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Each of the individuals and trusts listed in Item 2(a) (previously defined as the “Group”) may be deemed a member of a group consisting of members of James J. Kim’s family and trusts established for the benefit of James J. Kim’s children and grandchildren, who each exercise voting or investment power with respect to shares of the Issuer’s Common Stock in concert with other members of the Group. All of the directors and officers of the Foundation are members of the Kim Family, including Susan Y. Kim, the Secretary. Accordingly, the Foundation might be expected to vote the shares of Common Stock of the Issuer that the Foundation owns in concert with the Kim Family and the Kim Trusts.
     The trust agreements for certain of the trusts listed in this filing authorize the trustees of the trusts to vote the shares of Common Stock of the Issuer held by them, in their discretion, in concert with members of the Kim

Schedule 13D/A
Family. James J. Kim and Agnes C. Kim are the parents of Susan Y. Kim, David D. Kim and John T. Kim. Susan Y. Kim is the parent of Alexandra Kim Panichello, Jacqueline Mary Panichello and Dylan James Panichello. John T. Kim is the parent of Allyson Lee Kim and Jason Lee Kim.
     The 8,180,400 shares held by the 2008 Trusts have been pledged to Agnes C. Kim as collateral for the promissory notes issued to purchase such shares. If an event of default with respect to any of the promissory notes occurs, which may include failure to make note payments when due, default in a payment of other borrowed money, distribution of a substantial part of a trust’s property or judgments exceeding $25,000 being entered against a trust, Agnes C. Kim may declare any such promissory note in default and acquire voting and investment power with respect to the shares pledged as collateral.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS
     The following documents are filed as exhibits:

Exhibit
Number	Exhibit Name

1	Second Amended and Restated Agreement regarding joint filing

Schedule 13D/A
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 18, 2009

/s/ James J. Kim
James J. Kim

/s/ Agnes C. Kim Agnes C. Kim

/s/ John T. Kim John T. Kim

/s/ David D. Kim David D. Kim, as Trustee

/s/ John T. Kim John T. Kim, as Trustee

/s/ Susan Y. Kim Susan Y. Kim, as Trustee

David D. Kim Trust of 12/31/87

By:	/s/ David D. Kim David D. Kim, as Trustee

John T. Kim Trust of 12/31/87

By:	/s/ John T. Kim John T. Kim, as Trustee

Susan Y. Kim Trust of 12/31/87

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Schedule 13D/A

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

By	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

By:	/s/ John T. Kim John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Jason Lee Kim dated 11/17/03

By:	/s/ John T. Kim John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

By:	/s/ David D. Kim David D. Kim, as Trustee

James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Schedule 13D/A

James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

By:	/s/ John T. Kim John T. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

By:	/s/ David D. Kim David D. Kim, as Trustee

James J. Kim 2008 Qualified Annuity Trust dated 11/14/08

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

The James and Agnes Kim Foundation, Inc.

By:	/s/ Susan Y. Kim Susan Y. Kim, as Secretary

Schedule 13D/A
SCHEDULE I
ITEM 2.	Name of Person Filing James J. Kim
(a)	Present principal occupation or employment: Chairman and CEO of Issuer

(b)	Address of Principal Business Office, or if none, Residence 1900 S. Price Road, Chandler, AZ 85286
ITEM 2.	Name of Person Filing Agnes C. Kim
(a)	Present principal occupation or employment: Homemaker

(b)	Address of Principal Business Office, or if none, Residence 1900 S. Price Road, Chandler, AZ 85286
ITEM 2.	Name of Person Filing John T. Kim
(a)	Present principal occupation or employment: Private investor

(b)	Address of Principal Business Office, or if none, Residence 1900 S. Price Road, Chandler, AZ 85286
ITEM 2.	Name of Person Filing David D. Kim, as Trustee
(a)	Present principal occupation or employment: Private investor

(b)	Address of Principal Business Office, or if none, Residence 1900 S. Price Road, Chandler, AZ 85286
ITEM 2.	Name of Person Filing Susan Y. Kim, as Trustee
(a)	Present principal occupation or employment: Homemaker

(b)	Address of Principal Business Office, or if none, Residence 1900 S. Price Road, Chandler, AZ 85286
ITEM 2.	Name of Person Filing John T. Kim, as Trustee
(a)	Present principal occupation or employment:

Schedule 13D/A
Private investor

(b)	Address of Principal Business Office, or if none, Residence 1900 S. Price Road, Chandler, AZ 85286

Schedule 13D/A
EXHIBIT INDEX

Exhibit
Number	Exhibit Name

1	Second Amended and Restated Agreement regarding joint filing

Schedule 13D/A
EXHIBIT 1
This Second Amended and Restated Agreement made by the undersigned persons certifies that each undersigned person agrees that the statement on Schedule 13D/A, and all amendments thereto, to which this Exhibit I is attached is filed on behalf of each of them and the Group. The “Group” (as defined in Rule 13d-5(b)) may be deemed to be composed of the following persons:
•	James J. Kim

•	Agnes C. Kim

•	John T. Kim

•	David D. Kim, as Trustee

•	John T. Kim, as Trustee

•	Susan Y. Kim, as Trustee

•	David D. Kim Trust of 12/31/87

•	John T. Kim Trust of 12/31/87

•	Susan Y. Kim Trust of 12/31/87

•	Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

•	Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

•	Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

•	Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

•	Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

•	Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

•	Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

•	Irrevocable Deed of Trust of James J. Kim for Jason Lee Kim dated 11/17/03

•	Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

•	James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

•	James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

•	James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

•	James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

•	James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

Schedule 13D/A
•	James J. Kim 2008 Qualified Annuity Trust dated 11/14/08; and

•	The James & Agnes Kim Foundation, Inc.
Each undersigned further agrees the information as it pertains to each undersigned is accurate and complete and that each undersigned has no knowledge or reason to believe that information as it relates to the other persons making this filing is inaccurate.
Dated: March 18, 2009

/s/ James J. Kim James J. Kim

/s/ Agnes C. Kim Agnes C. Kim

/s/ John T. Kim John T. Kim

/s/ David D. Kim David D. Kim, as Trustee

/s/ John T. Kim John T. Kim, as Trustee

/s/ Susan Y. Kim Susan Y. Kim, as Trustee

David D. Kim Trust of 12/31/87

By:	/s/ David D. Kim David D. Kim, as Trustee

John T. Kim Trust of 12/31/87

By:	/s/ John T. Kim John T. Kim, as Trustee

Susan Y. Kim Trust of 12/31/87

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

By:	/s/ Susan Y. Kim

Schedule 13D/A

Susan Y. Kim, as Trustee

Schedule 13D/A

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

By	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

By:	/s/ John T. Kim John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Jason Lee Kim dated 11/17/03

By:	/s/ John T. Kim John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

By:	/s/ David D. Kim David D. Kim, as Trustee

James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Schedule 13D/A

James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

By:	/s/ John T. Kim John T. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

By:	/s/ David D. Kim David D. Kim, as Trustee

James J. Kim 2008 Qualified Annuity Trust dated 11/14/08

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

The James and Agnes Kim Foundation, Inc.

By:	/s/ Susan Y. Kim Susan Y. Kim, as Secretary